Filed by Duke Energy Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934

                                    Subject Company: Duke Energy Holding Corp.
                                                Commission File No. 333-126318


The Duke Energy-Cinergy Merger
A Look at the Regulatory Process

On May 9, Cinergy (CIN) and Duke Energy (DUK) announced a definitive merger agreement to create an energy company with approximately $36 billion in market capitalization and 5.4 million retail customers.


The companies expect to complete requisite filings this summer, and are seeking regulatory approvals in time to complete the merger by summer 2006.


Here's an overview of the agencies with an interest in the merger, and a look at the information Duke Energy and Cinergy will file. This is an iterative process, so you can expect to see mention of these filings in the news headlines periodically over the next several months.


Federal Energy Regulatory Commission (FERC)


At the U.S. federal level, there are several requirements that will result in the companies filing merger-related information with FERC.


Section 203 - Section 203 of the Federal Power Act provides FERC with the authority to review proposed mergers between public utilities.


FERC is required to grant its approval if the mergers are found to be "consistent with the public interest." In analyzing a merger under Section 203, FERC will evaluate the effect of the merger on:

     o    competition in electric power markets
     o    applicants' wholesale rates
     o    state and federal regulation of the applicants.


Section 205 - Section 205 of the same act requires that public utilities have on file with FERC tariff schedules showing all rates, charges, practices and regulations for any transmission or sale of electric energy subject to FERC's jurisdiction. Section 205 requires that such rates be just and reasonable. As a result of the planned combination, both Cinergy and Duke will be required to make certain filings dealing with market-based rates and codes of conduct, to name a few.


State Regulatory Commissions


Similar to what happens at the federal level, state utility commissions evaluate whether the merger will be consistent with the public interest - that is, will the combined company provide adequate service at reasonable rates to consumers within the state of jurisdiction.


In addition to filing information with the North Carolina Utilities Commission and the Public Service Commission of South Carolina, because the merged company will have operations in Indiana (PSI Energy), Kentucky (Union Light, Heat and Power) and Ohio (Cincinnati Gas & Electric), the companies are required to file information and get certain approvals from those state commissions as well.


Nuclear Regulatory Commission (NRC)


Duke Energy holds NRC licenses for the Oconee, McGuire and Catawba nuclear power stations. As a result of the merger, Duke Energy will become a wholly owned subsidiary of Duke Energy Holding. The transfer of the control of these licenses to Duke Energy Holding requires NRC approval.


Federal Communications Commission (FCC)


Affiliates of both Duke Energy and Cinergy hold licenses from the FCC to provide telecommunication services. (In Duke Energy's case, the business is called DukeNet Communications; at Cinergy, it's Cinergy Communications.) As a result of the merger, licenses will transfer to new legal entities, requiring the approval of the FCC.


Securities and Exchange Commission (SEC)

S-4 - The S-4 registration statement, which includes a joint proxy statement that will be sent to shareholders once approved by the SEC, outlines key elements of the merger, such as required regulatory approvals, shareholder information, terms of the merger agreement and risks related to the merger.


Hart-Scott-Rodino Act (HSR Act)


The Hart-Scott-Rodino Act requires that Duke Energy and Cinergy provide information to the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission.


Canadian Competition Act


Similarly, the Canadian Competition Act states that certain acquisitions can't happen until information is provided to the Canadian Competition Council.


Other International Approvals


The merger may also be subject to antitrust laws or other regulations or other governmental authorities.


Regulatory Timeline


The Merger Information Center on duke-energy.com includes a reference page that lists the major filings. As filings are made with each of these agencies, the Merger Information Center site is updated.

                                     * * *

                          Forward-Looking Statements

         This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                  Additional Information and Where to Find It

         In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a preliminary joint proxy statement of Duke and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke's SEC filings are also available on Duke's website at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's website at www.cinergy.com/investors.

                       Participants in the Solicitation

         Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.